UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2003

JAZZTEL P.L.C.
(Translation of registrant’s name into English)

c/o Jazz Telecom, S.A.
Avenida de Europa 14
Parque Empresarial La Moraleja
28108 Alcobendas, Madrid, Spain
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     [X]           Form 40-F      [   ]

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]     No   [X]

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____________

MATERIAL DISCLOSURE

        On February 26, 2003, the registrant issued a Press Release announcing its Year-End and Fourth Quarter 2002 results. A copy of the Press Release is attached hereto as Exhibit A.

        On February 5, 2003 the registrant issued a Press Release announcing the appointment of Roberto de Diego Arozamena as new Managing Director and a member of the Board of Jazztel plc and as a “Consejero Delegado” of Jazztel S.A. A copy of the Press Release is attached hereto as Exhibit B.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2003	JAZZTEL P.L.C. (Registrant) By: /s/ Christoph Schmid Christoph Schmid Company Secretary

EXHIBIT A

JAZZTEL PLC ANNOUNCES YEAR-END AND
FOURTH QUARTER 2002 RESULTS

The successful recapitalization in 2002 has created a virtually debt free Jazztel with a fully funded business plan.

Strong margin improvement demonstrated in Q4 including positive EBITDA for
Portuguese operations

Madrid, 26th February, 2002 – Jazztel p.l.c. (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ), the pan-Iberian provider of broadband communication services, today announced results for 2002. Amounts are presented in Euros and in accordance with US GAAP.

Massimo Prelz, Chairman of Jazztel plc commented : “2002 was a difficult year for us given the disruption caused by the financial and operational restructuring of the Company. In spite of the inevitable impact this process had on our operating performance, we managed to maintain sales and even more importantly we were able to improve operating margins significantly. Our short-term goal is a rapid move to EBITDA break-even quickly. In this context, we are happy to report that our Portuguese operation has already achieved this milestone the Spanish business expects to do so in the next two quarters. We are optimistic about the Company’s prospects in 2003 which we start with a virtually debt free Company, a streamlined cost structure and a highly motivated management team. The Company will focus on achieving profitable and continued growth, building on a strong customer base, a secure financial position and a fully funded business plan.”

Highlights of the fourth Quarter 2002

Financial

o	Fourth quarter revenues amounted to Euro 57,7 million compared to Euro 52,2 million in the previous quarter, representing a 10,5% increase. Compared to the fourth quarter of 2001, revenues increased by 3,6% from Euro 55,7 million.
o	Direct access revenues amounted to Euro 14,6 million, an increase of 6,6% from Euro 13.7 million in the previous quarter. Compared with same period in 2001, direct access revenues decreased 2,7% from Euro 15,0 million due to the slowdown in service installations works from Euro 5.6 million in the fourth quarter 2001 to Euro 4.0 million in the fourth quarter of 2002.
o	Indirect access revenues increased to Euro 24,1 million, or by 15,9%, from Euro 20.8 million in the third quarter of 2002. Compared to the fourth quarter of 2001, indirect access revenues increased 15,3% from Euro 20,9 million.
o	Gross Margin as a percentage of revenues improved by 4.2 percentage points to 42,6%, up from 38.6% in the third quarter. Compared to the fourth quarter of 2001, Gross Margin grew by 10.2 percentage points.
o	SG&A (excluding one off personnel restructuring costs) improved by 1,8% quarter on quarter. In the fourth quarter 2002 SG&A amounted to Euro 27,3 million, down from Euro 27,8 in the previous quarter. Compared to the same quarter of 2001, SG&A decreased by 24,0%.
o	The evolution of Adjusted EBITDA showed a continued positive trend. Adjusted EBITDA (excluding one off personnel restructuring costs) improved by 64,5% or Euro 4,9 million, from negative Euro 7.6 million in the third quarter of 2002 to negative Euro 2.7 million in the fourth quarter of 2002. As a percentage of revenues, adjusted EBITDA improved from negative 14,6% in the third quarter of 2002 to negative 4,7% in the fourth quarter of this year. Adjusted EBITDA improved by 70,6% from the same quarter of 2001.
o	Net losses decreased 31,9% to negative Euro 28,2 million in the fourth quarter of 2002, from negative Euro 41,4 million in the previous quarter. Compared with the same quarter of 2001 net income improved by Euro 27,0 million.

Operational

o	Total traffic on the Jazztel network amounted to 835 million minutes in the fourth quarter of 2002, a 10,5% increase over the previous quarter. Total traffic decreased 7,3% compared to the same period of 2001.
o	Total direct access sites contracted reached 3.330 by the end of the fourth quarter of 2002, a 11,7% increase from the 2.980 contracted customers at the end of the previous quarter. This represents a total of 350 new direct access sites contracted during the fourth quarter 2002, compared with 73 in the previous quarter.
o	The number of direct access sites provisioned at December 31st, 2002 increased by 11,9% to 3.016, up from 2.695 in the previous quarter.
o	In Indirect Access, Jazztel has managed to significantly reverse the downward trend in preselected customers. The number of preselected lines grew from 127.145 in the third quarter of 2002 to 146.681 lines in the fourth quarter of 2002. This upward trend is a result of the reactivation of the indirect distribution channels and the new advertising campaigns “weekends for free” and “one day for free”.
o	A similar strong growth took place in xDSL services with contracts signed for “masDSL” services growing from 342 customers at the end of the third quarter of 2002 to 698 at the end of the fourth quarter of 2002, a 104,1% increase. The number of provisioned “masDSL” sites climbed from 152 in the previous quarter to 434 sites at the end of the fourth quarter of 2002.

Portuguese Operations

o	Jazztel’s Portuguese operations underwent a significant turn around during 2002. The main measures taken included a refocus towards rapid payback Direct customers and an expansion of Indirect Services. Additionally, the Company concluded an aggressive cost reduction program resulting in a greater than 50% reduction in costs. As a result, the operations reached a positive EBITDA of Euro 0.4 million in the fourth quarter.

Highlights of year 2002

Jazztel Recapitalisation

o	On November 29, Jazztel successfully closed the Recapitalization process it initiated in April 2002, pursuant to which €668m High Yield Notes were exchanged for 457,334,951 new ordinary shares and €75m of 12% convertible notes maturing in 2012. The interest is payable at the Company’s option in cash or in kind and the bonds are initially convertible into 17.5% of the Company’s fully diluted share capital after Recapitalization.
o	The 457.3m newly issued ordinary shares were subject to a four stage lock up to be released in equal portions (each representing 25% of the total shares issued) on 2 January 2003, 31 January 2003, 3 March 2003 and 1 April 2003 . The Company reiterates that the excess of supply caused by the large amount of newly issued shares coming to the market each time a lock-up expires has had and may continue to have a negative impact on the share price.
o	Through the Recapitalization, by the end of 2002, Jazztel had no major financial debt other than the €75m of convertible notes and its fully utilised bank facility. The bank debt is comprised of a €30m term loan to fund Jazztel’s operations. Additionally the Company has €24.5m performance bonds related to its LMDS license.

o	Taking into account the Company’s current debt and cash position, management believes that existing financial resources will be sufficient to fund its current business plan.

Financial

o	Year-end revenues amounted to Euro 219,0 million compared to Euro 220,3 million in 2001, representing a 0,6% decrease.
o	Direct access revenues grew to Euro 54,1 million in 2002 from Euro 47,3 million in 2001, an increase of 14,4%.
o	Indirect Access Revenues were Euro 88,6 million, down 14,7% from Euro 103,9 million in 2001.
o	Internet and VAS revenues decreased by 0,2% from Euro 49,3 million in 2001 to Euro 49,2 million in 2002.
o	Carrier Services revenues increased by 39,1% from Euro 19,2 million in 2001 to Euro 26,7 million in 2002.
o	Year 2002 gross margin climbed to Euro 83,9 million up from Euro 61,4 in 2001 or a 36,6% increase. As a percentage of revenues gross margin increased from 27,9% in 2001 to 38,3% in 2002.
o	SG&A declined by 18,2% from Euro 151,9 million in 2001 to Euro 124,3 million in 2002.This reduction reflects the aggressive cost reduction program undertaken by the Company this year. The annualised run rate for SG&A in the fourth quarter was Euro 109,2 million, a 28% decrease from the 2001 level.
o	As a result of enhanced operating margins and a streamlined cost structure, adjusted EBITDA improved from negative Euro 82,2 million in 2001 to negative Euro 34,8 million in 2002 (excluding one-off personnel restucturing costs of Euro 5,7 million in 2002) which represents a decrease in EBITDA losses of 57,7%. As a percentage of revenues, adjusted EBITDA improved from negative 37,3% in year 2001 to negative 28,1% in 2002. EBITDA evolution is on track to reach break even at group level as planned in Q2 2003.
o	Yearly net loss decreased by 21,2% from Euro 188,9 million in 2001, to Euro 148,9 million in 2002.

Operational

o	Total traffic on the Jazztel network rose to 3.337 million minutes in 2002, a 3,2% increase over 2001.
o	Total signed contracts for direct access reached 3.330 by the end of 2002, a 34,2%% increase compared with the 2.481 contracts signed in 2001.
o	During 2002, 1.061 new sites were connected to Jazztel’s network, increasing the number of sites in service to 3.016, a growth of 54,3% from 2001.
o	Operational rings increased to 74, up from 73 in 2001. Operational rings are deployed in Spain and Portugal including Madrid, Barcelona, Bilbao, Valencia, Sevilla, Zaragoza, Malaga, Albacete, Vigo, Lisbon and Porto.
o	At year end, Jazztel had 33 Central Offices operational which served a total of 434 active xDSL customers.

Cash Position

o	Jazztel’s total cash position at December 31st, was Euro 86.0 million. This includes a total of Euro 19.3 million in the form of a cash deposit pledged to the Government in respect of the commitments for its license obligations regarding Banda 26 and a Euro 11.2 million cash counter guarantee in favour of the Ministry of Finance (Agencia Tributaria), regarding the claim against the 2001 spectrum fee for the LMDS license, which is currently being challenged in the Spanish courts. In addition, Jazztel has a senior credit facility available for its Spanish subsidiary, Jazz Telecom S.A. As previously announced, Jazztel has signed an amended bank facility agreement allowed Jazztel Plc to close the restructuring of its high yield debt and

Jazz Telecom S.A. to borrow up to Euro 30 million, subject to continued compliance with the terms of the facility. Jazztel had fully drawn down the Euro 30 million of the credit tranche by the 31st of December. As part of the renegotiated bank deal, Jazztel agreed that the amended syndicated facility will be secured with encumbrances over various assets, amongst others, the receivables owed to Jazz Telecom S.A. by its clients. At December 31st, 2002 the Company had Euro 22 million in a pledged cash account in accordance with the Senior Credit Facility.
o	Excluding the restricted funds mentioned above Jazztel and counting on the Euro 22 million of the pledged account, Jazztel had Euro 55.5 million of cash at December 31st, 2002 which management expects will be sufficient to fully fund operations under the new business plan of the Company.

Revised Guidance for 2003

After a difficult year devoted mainly to the financial restucturing, management is focused on customers and profitable growth. Guidance for 2003 is as follows:

	2002	2003	%
		increase/(decrease)
Revenues (mm Euros)	219.0	225-255	3%-16%
Gross Margin as % of revenues	38%	>40%	> 2 points
Adjusted EBITDA* (mm Euros)	(34.7	(20)-0	n.a.
Capex (mm Euros)	54.2	30-40	(25)-(44%)

*     Excludes one-off personnel restructuring costs of Euro 5,7 million in 2002 and Euro 1,0 million of other restructuring costs in 2003.

Financial Statistics

Euro	3rd quarter	4th quarter	Quarter	Full Year	Full Year	Year %
(Million)	2002	2002	% Growth	2001	2002	Growth
Revenues	52,2	57,7	10,5%	220,3	219	-0,6%
Gross Margin(a)	20,2	24,6	21,8%	61,4	83,9	36,6%
% of sales	38.7	42,6%		27,9%	38,3%
SG&A	27,8	28,3	1,8%	151,9	124,3	-18,2%
% of sales	53,3%	49,0%	-7,9%	69,09%	56,8%	-17,7%
Adjusted EBITDA(b)(c)	-7,6	-3,7		-82,2	-40,5
% of sales	-14,6%	-6,4%	-56,0%	-37,3%	-18,5%	-50,4%
Adjusted EBITDA(b)(c)
excl. Restruct. Costs	-7,6	-2,7	64,5%	-82,2	-34,8	-57,7%
% of sales	-14,6%	-4,7%		-37,3%	-15,9%
Net Profit / (Loss)	-41,4	-28,2	-31,9%	-188,9	-148,9	-21,2%
% of sales	-79,3%	-48,9%		-85,7%	-68,0%
Capex(d)	8,3	7,3	-12,0%	240	51,3	-78,6%
(a)	Excludes impact of non-cash accounting charges for option grants of Euro 2 million in the third quarter of 2002 and Euro -1,8 million in the fourth quarter of 2002. Excludes impact of non-cash accounting charges for option grants of Euro 8,3 million in 2001 and Euro 4,1 in 2002.
(b)	A change in the consolidation method applied to Banda26 in 2001 resulted in Euro 5.2 million reduction in EBITDA losses. Excluding this adjustment, Jazztel would have had Euro 87.5 million in EBITDA losses for 2001.
(c)	Excludes impact of non-cash accounting charges for option grants of Euro 1.1 million in the fourth quarter of 2001, Euro 2.0 million in the third quarter of 2002 and Euro (1.8) million in the fourth quarter of 2002.
(d)	Excludes Euro 6.2 million of cash payment for CCS and Adatel acquisitions in 2001.

Operational Statistics

	4th quarter	3rd quarter	4th quarter	Q4 2001	Q4 2001
	2002	2002	2002	% Growth	% Growth
Network Deployment
Local Access kms	2.698	2.778	2.787	3,3%	0,3%
Backbone kms	5.874	5.874	5.874	0,0%	0,0%
Direct Access
Direct Access human resources *	175	112	109	-37,7%	-2,7%
Contracts Signed	2.481	2.980	3.330	34,2%	11,7%
Customer sites in service	1.955	2.695	3.016	54,3%	11,9%
Indirect Access
Number of Customers	725.873	730.479	741.820	2,2%	1,6%
Number of Lines	1.184.1	1.206.9	1.238.2	4,6%	2,6%
Number of Preselected Lines	136.431	127.145	146.681	7,5%	15,4%
Internet & Value Added Services
Active Jazznet Customers	8.586	8.789	10.468	21,9%	19,1%
Carrier Services
Traffic Termination Contracts	37	39	42	13,5%	7,7%
Wholesale capacity contracts	21	18	15	-28.6%	-16,7%
Minutes of Traffic (millions)	901	756	835	-7,3%	10,5%
Headcount**	844	561	533	-33,5%	-5,0%

* Includes sales force of 81 and 77 and technical staff 31 and 32 in Q3 2002 and Q4 2002, respectively.
** Excluding Adatel (235 employees) and CCS (497 employees). At December 31st, 2002.
     All headcount figures at period end.

Summary of Performance

Antonio Carro, Executive Vice-Chairman commented on the performance of the fourth quarter of 2002: “We are very satisfied that our financial and operational Restucturing is now over and we can refocus our efforts on the commercial activities of the Company in order to grow the business. In this context, we are very encouraged by the positive trends of the fourth quarter. Revenues were up over 10% compared to the previous quarter and at the same time we saw a significant increase in our Gross Margin from 39% to 43%. This is mainly due to improvements in the revenue mix and a more favourable interconnect regime. This fact, coupled with a continued reduction in our operating and SG&A expenses, provoked a strong improvement in our EBITDA from negative Euro 7.6 million to negative Euro 2.7 million quarter on quarter. We will continue to concentrate on reaching EBITDA break even in the second quarter of 2003 as planned. To successfully reach this goal, we are very pleased to be in a position to rely on the vast telecom experience of Roberto de Diego Arozamena, former CEO of BT Spain and Chairman of BT Ignite Europe who recently joined our Company as its new CEO.”

Major Operational Achievements

During the fourth quarter 2002, Jazztel continued to grow its customer base and the number of clients connected to its network. By the end of the fourth quarter 2002 the Group had signed a total of 3.330 contracts for direct service provisioning and had connected 3.016 customer sites directly to its network, which represents an 11,9% increase over the previous quarterly figures. Jazztel also managed to consolidate its win back strategy in Indirect Access services where preselected lines reached 146.681, continuing its upward trend in both traffic and revenues.

As of December 31st 2002, the Group had built 2.787 local access kms, a growth of 89 kms over the km built by the end of December 2001.

	Q4 2001	Q3 2002	Q4 2002	Q4 2001%	Q3 2002%
				Growth	Growth
Kms completed*	2.698	2.778	2.787	3,3%	0,3%
Metropolitan Areas Operational*	73	74	74	1,4%	0,0%

* At period end

Financial Information

Revenues for the quarter ended December 31, 2002 were Euro 57,7 million, up from Euro 52,2 million in the third quarter of 2002, representing a 10,5% increase. Direct access revenues reached Euro 14,6 million in the fourth quarter 2002, a 6,6% increase over the previous quarter and a 2,7% decrease compared to the same quarter in 2001. This slight drop compared with Q4 of 2001 was mainly caused by the decrease in service installation works from Euro 5.6 million in the fourth quarter of 2001 to Euro 4.0 million in the same quarter of 2002. Internet and Value Added Services increased to Euro 12,5 million, a 19,0% increase compared to the previous quarter. Indirect access revenues increased from the previous quarter by 15,9% from Euro 20,8 million to Euro 24,1 million in the fourth quarter of 2002. Carrier service revenues decreased to Euro 6,3 million from Euro 7,1 million in the previous quarter, affected mainly by seasonally over the Christmas period.

Business Lines (Euro	3rd quarter	4th quarter	Quarter %	Full Year	Full Year	Year %
Million)	2002	2002	Growth	2001	2002	Growth
Indirect Access	20,8	24,1	15,9%	103,9	88,6	-14,7%
Direct Access	13,7	14,6	6,6%	47,3	54,1	14,4%
Carrier services	7,1	6,3	-11,3%	19,2	26,7	39,1%
Internet Services(a)	10,5	12,5	18,6%	49,3	49,2	-0,2%
Other Revenues	0,0	0,1	150,0%	0,5	0,4	-20,0%
Total revenues	52,2	57,7	10,6%	220,2	219,0	-0,5%
(a)	Internet revenues includes revenues generated by CCS, our Software consulting and implementation subsidiary.
Revenues generated by CCS were Euro 6,2 million for the third quarter of 2002 and Euro 8,5 million for the fourth quarter of 2002.

Cost of Sales were Euro 33,1 million for the fourth quarter of 2002, or 57,4% of sales, improving from 61,3% of sales in the previous quarter. On a yearly basis, cost of sales decreased 15,1% from Euro 159,0 million in 2001 to Euro 135,0 million in 2002.

Gross margin in the fourth quarter of 2002 was Euro 24,6 million from Euro 20,2 million in the third quarter of 2002. As a percentage of revenues, gross margin climbed from 38,7% in the third quarter of 2002 to 42,6% in the fourth quarter of 2002. Gross margin on an annual basis improved from Euro 61,4 million in 2001 to Euro 83,9 million in 2002.

Selling, General and Administrative (SG&A) expenses for the fourth quarter of 2002 were Euro 28,3 million compared with Euro 27,8 million for the third quarter of 2002 (excluding redundancy costs posted in the fourth quarter of Euro 1.0 million, SG&A expenses were Euro 27.3 million). Cumulative SG&A expenses decreased by 18,2%, from Euro 151,9 million in 2001 to Euro 124,3 million in 2002.

Adjusted EBITDA losses in the quarter were negative Euro 3,7 million, compared with negative Euro 7,6 million losses in the third quarter of 2002. Adjusted EBITDA losses as a percentage of sales decreased from negative 14,6% in the third quarter of 2002 to negative 6,4% in the fourth quarter of 2002. Excluding redundancy costs of Euro 1,0 million, Adjusted EBITDA losses for the fourth quarter were Euro 2,6 million. Adjusted EBITDA losses on an annual basis improved 50,7% from Euro 82,2 million in 2001 to Euro 40,5 million in 2002 (including restructuring costs of Euro 5,7 million in 2002).

Depreciation and Amortisation Expense was Euro 21,6 million for this quarter, increasing from Euro 19,2 million for the third quarter of 2002. Full year 2002 depreciation and amortisation expense increased from Euro 59,3 million to Euro 77,6 million.

Net Financial Income for the fourth quarter 2002 was Euro 3,8 million and consisted primarily of the financial income generated by the financial restructuring and accrued interest on our high yield notes issued in April 1999, December 1999 and July 2000, less interest earned on invested funds, compared to Euro 30,4 million expense in the third quarter of 2002 and Euro 23,3 million expense in the fourth quarter of 2001.

Net Loss for the fourth quarter 2002 amounted to Euro 28,2 million compared to Euro 41,4 million in the third quarter of 2002 and a net loss of Euro 55,2 million in the fourth quarter of 2001. Yearly net loss decreased 21,2% from Euro 188,9 million to Euro 148,9 million in 2002.

Financial Needs and Resources

o	Jazztel’s total cash position at December 31st, was Euro 86 million. This includes a total of Euro 19.3 million in the form of a cash deposit pledged to the Government in respect of the commitments for its license obligations regarding Banda 26 and a Euro 11.2 million cash counterguarantee in favour of the Ministry of Finance (Agencia Tributaria), regarding the claim against the 2001 spectrum fee for the LMDS license, which is currently being challenged in the Spanish courts. In addition, Jazztel has a senior credit facility available for its Spanish subsidiary, Jazz Telecom S.A. As previously announced, Jazztel has signed an amended bank facility agreement that allows Jazztel Plc to close the restructuring of its high yield debt and Jazz Telecom S.A. to borrow up to Euro 30 million, subject to continued compliance with the terms of the facility. Jazztel had fully drawn down the Euro 30 million of the credit tranche by the 31st of December. The lenders under the credit facility have approved the final terms of Jazztel plc’s debt restructuring and agreed to the bank facility remaining in place in the amended form post the debt restructuring. As part of the renegotiated bank deal, Jazztel agreed that the amended syndicated facility will be secured with encumbrances over various assets, amongst others, the receivables owed to Jazz Telecom, S.A. by its clients. The amended bank facility became effective upon completion of certain conditions precedent on November 9th, 2002. At December 31st, 2002 the Company had Euro 22 million in a pledged cash account in accordance with the Senior Credit Facility.

o	Excluding the restricted funds mentioned above Jazztel and counting on the Euro 22 million of the pledged account, Jazztel had Euro 55.5 million of cash at December 31st, 2002 which management expects will be sufficient to fully fund operations under the new business plan of the Company.

Notice to U.S. Shareholders Regarding Passive Foreign Investment Company Considerations (PFIC)

The Company believes that it should not have been a passive foreign investment company (“PFIC”) for its taxable years ended December 31, 1999, December 31, 2000 and December 31, 2001. Although the conclusion is not free of doubt, the Company believes that for 2003 it may be a PFIC for its taxable year ending December 31, 2002. If the Company is a PFIC, special U.S. federal income tax rules will apply to certain U.S. investors who sell or have sold stock in the Company at a gain. In addition, PFIC stock acquired from a U.S. decedent is denied step-up to its date of death value. INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE U.S. TAX CONSEQUENCES ARISING FROM THE OWNERSHIP AND DISPOSITION OF AN INTEREST IN A PFIC.

Contact: www.jazztel.com

Investor Relations	Andrew Hazell
Tel: 34 91 2917200	Press Relations
Jazztel.IR@jazztel.com	Tel: 34 91 131 95 70

Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with our businesses, which include among others, competitive and technological developments, risks associated with the Company’s growth, construction delays, the development of the Company’s markets, regulatory risks, dependence on its major customers and their spending patterns, availability of financing and other risks which are presented in the Company’s filings with the US Securities and Exchange Commission, including its annual report on Form 20-F and reports on Form 6-K, and certain European regulatory authorities

(Tables Follow)

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JAZZTEL p.l.c. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
In Euro

	December 31,	September 31,	December 31,
	2001	2002	2002
		(Unaudited)	(Unaudited)
ASSETS
Current Assets:
Cash and cash equivalents	159.137.256	59.592.677	33.103.997
Pledged cash accounts of Senior Credit Facility	0	0	22.000.000
Restricted Cash	30.470.518	30.800.497	30.940.691
Restricted funds related to Senior Notes	98.293.868	26.419.381	0
Inventories	4.810.483	4.670.685	3.792.445
Accounts receivables, net of allowance for doubtful
accounts of Euro 21,741,991 and Euro 31,805,367 at Dec
31st, 2001 and Dec. 31st, 2002 respectively	57.472.208	58.347.012	48.319.776
Prepaid Expenses	8.208.225	9.298.855	4.357.304
Taxes receivable	35.986.141	17.888.062	12.826.219
Other current assets	23.399.318	15.448.311	14.677.539
Total current assets	417.777.973	222.465.480	170.017.971
Property and equipment, net	545.631.356	534.662.239	483.133.980
Intangible assets, net	54.660.085	43.046.041	38.664.408
Goodwill net	16.098.635	16.080.721	16.074.750
Debt issuance costs, net	26.721.551	26.670.019	80.348.423
Deposits and other assets	14.787.531	4.257.416	1.956.866
Total fixed and other assets	657.899.158	624.716.436	620.178.427
TOTAL ASSETS	1.075.677.131	847.181.916	790.196.398
LIABILITIES AND SHAREHOLDERS EQUITY
Current Liabilities:
Current maturities of long-term debt	27.215.041	36.128.968	3.396.889
Accounts payable	177.651.183	116.644.560	100.367.209
Accrued expenses and other current liabilities	47.280.558	30.853.649	28.572.559
Income Tax payable	3.830.000	3.830.000	0
Deferred Income	1.369.080	1.369.080	1.369.080
Total current liabilities	257.345.862	188.826.257	133.705.736
Deferred Income	5.075.066	3.773.759	3.422.840
Deferred Tax Liabilities	20.721.597	13.620.247	0
Long-term debt	725.745.646	692.705.213	125.004.299
Capital Lease obligations	96.230.893	92.462.394	47.122.844
Provisions for contingencies	1.150.557	580.806	2.005.584
Minority interests	9.752	(98.046)	(100.860)
Total long-term liabilities	848.933.511	803.044.372	177.454.706
Common stock, Euro 0.08 par value, 77,500,000 authorized
shares and 59,768,800 shares issued and outstanding
at December 31, 2001 and 1,276,031,119 authorized
shares and 517,367,070 shares issued and outstanding

at December 31, 2002	4.781.503	4.802.568	41.389.364
Non voting stock, 0.01 pound sterling (Euro 0.015) par
value at December 31, 2001 and December 31, 2002,
5,000,000 shares authorized, issued and outstanding	75.127	75.127	75.127
Additional paid in capital	374.997.309	381.152.923	997.088.679
Warrants	20.109.296	19.919.364	19.947.692
Accumulated Deficit	(430.565.477)	(550.638.697)	(597.464.907)
Total Shareholders Equity	(30.602.242)	(144.688.714)	479.035.956
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY	1.075.677.130	847.181.916	790.196.399

JAZZTEL p.l.c. AND SUBSIDIARIES
STATEMENTS OF OPERATIONS

For the years ended December 31, 2001 and 2002 (Unaudited)
In Euro, except share data

	Year ended	Year ended
	December 31,	December 31,
	2001	2002
OPERATING REVENUES:
Revenues	220.269.385	218.992.614
Other revenues	0	0
Total operating revenues	220.269.385	218.992.614
OPERATING EXPENSES:
Cost of sales	(158.961.323)	(135.088.425)
Sales, general and administration (Inclusive of Euro 8,325,940 in
2001, and Euro 4,102,258 in 2002 in
non-cash share compensation expense)	(151.895.493)	(128.480.846)
Depreciation and amortization	(61.583.595)	(75.727.285)
Total operating expenses	(372.440.412)	(339.296.555)
OPERATING LOSS	(152.171.026)	(120.303.942)
Other income/(expense), net:
Interest Income	26.683.427	26.587.707
Interest Expense	(120.902.938)	(92.084.859)
Gain / (Loss) on Disposal on marketable securities	7.165.512	0
Loss on Equity investment	(5.318.467)	0
Other Income / (Expense)	1.980.138	0
Total Other Income / (Expense), net	(90.392.328)	(65.497.152)
LOSS BEFORE MINORITY INTERESTS	(242.563.354)	(185.801.093)
Minority Interests	116.916	(367.081)
LOSS FROM CONTINUING OPERATIONS	(242.446.438)	(186.168.175)
Income tax expense	(6.940.137)	(104.259)
LOSS FROM CONTINUING OPERATIONS	(249.386.576)	(186.272.433)
Extraordinary Income / (Expense), net	60.458.164	37.373.003
NET LOSS	(188.928.412)	(148.899.430)
LOSS PER COMMON SHARE
- basic and undiluted	-3,17	-1,52
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
- basic and undiluted	59.593.686	98.032.812

JAZZTEL p.l.c. AND SUBSIDIARIES
STATEMENTS OF OPERATIONS

For the quarters ended December 31, 2001,
September 30, 2002 (Unaudited) and December 31, 2002 (Unaudited)
In Euro, except share data

	Quarter ended	Quarter ended	Quarter ended
	December 31,	September 31,	December 31,
	2001	2002	2002
OPERATING REVENUES:
Revenues	55.698.462	52.198.392	57.749.905
Other revenues	0	0	0
Total operating revenues	55.698.462	52.198.392	57.749.905
OPERATING EXPENSES:
Cost of sales	(32.515.065)	(32.017.282)	(33.103.436)
Sales, general and administration (Inclusive of Euro
1,111,612 in the fourth quarter of 2001, Euro
1,958,167 in the third quarter of 2002 and Euro
(1,772,243) in the fourth quarter of 2002 in
non-cash share compensation expense)	(36.891.376)	(29.717.908)	(26.568.805)
Depreciation and amortization	(18.993.637)	(19.234.104)	(19.682.276)
Total operating expenses	(88.400.077)	(80.979.294)	(79.354.517)
OPERATING LOSS	(32.701.615)	(28.780.902)	(21.604.612)
Other income /(expense), net:
Interest Income	7.788.650	1.216.840	5.399.549
Interest Expense	(31.043.184)	(31.624.212)	(9.192.568)
Gain/(Loss) on Disposal on marketable securities		0	0
Loss on Equity investment	(5.318.467)	0	0
Other Income / (Expense)	2.588.204	52.591.168	(52.149.498)
Total Other Income / (Expense), net	(25.984.797)	22.183.796	(55.942.517)
LOSS BEFORE MINORITY INTERESTS	(58.686.413)	(6.597.106)	(77.547.130)
Minority Interests	144.921	49.047	(474.877)
LOSS FROM CONTINUING OPERATIONS	(58.541.492)	(6.548.059)	(78.022.007)
Income tax expense	(6.197.688)	(122.714)	257.557
LOSS FROM CONTINUING OPERATIONS	64.739.179)	(6.670.772)	(77.764.450)
Extraordinary Income/ (Expense), net	9.584.193	(34.757.751)	49.548.240
NET LOSS	(55.154.987)	(41.428.523)	(28.216.211)
LOSS PER COMMON SHARE
- basic and diluted	-0,93	-0,69	-0,13
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING
- basic and diluted	59.593.686	60.032.119	212.477.103

JAZZTEL p.l.c. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

In Euro

	Year ended	Year ended
	December 31,	December 31,
	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	(188.928.410)	(148.899.430)
Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
Extraordinary gain on extinguishment of debt	(60.458.166)	0
Minority Interests	(116.916)	(110.612)
Amortization of goodwill	1.650.036	23.885
Amortization of deferred costs (inclusive amort. of debt issuance costs)	3.385.571	41.628
Other depreciation and amortization	59.586.225	77.484.329
Non-cash provision for losses	14.067.856	10.152.738
Gain on sale of subsidiaries
Gain on sale of Marketable Securities	(7.165.512)
Foreign currency exchange income	6.503.639	(11.440.004)
Non-cash compensation associated with issuance of shares	8.325.940	4.102.258
Net change in:
Accounts Receivable	(18.644.074)	(910.944)
Inventory	(811.794)	928.630
Prepaid expenses, tax receivables and other current assets	910.759	35.728.296
Accounts Payable and accruals	(332.993)	(95.608.962)
Accrued Income Tax Payable	3.830.000	(3.830.000)
Deferred Income	(1.085.801)
Deposits and other assets	7.980.775
Accrued Interest	(4.058.391)	(44.096.860)
Movement in Funds Held in Escrow		98.293.869
Net Cash provided by (used in) operating activities	(175.361.256)	(78.141.179)
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of license costs	(1.690.298)
Purchase of property and equipment	(175.030.755)	(39.379.861)
Acquisition net of cash acquired	(19.252.199)
Purchase of intangible assets	(13.828.836)	(1.905.702)
Loans to directors	(12.057.681)
Proceeds from the sale of marketable securities	98.768.915
Net Cash provided by (used in) investing activities	(123.090.854)	(41.285.563)

JAZZTEL p,l,c, AND
SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS
In Euro
(Continued)

	Year ended	Year ended
	December 31,	December 31,
	2001	2002
CASH FLOWS FROM FINANCING ACTIVITIES:
Restricted Cash	108.934.864	(470.172)
Deferred Income		(1.652.226)
Disposal of property and equipment		(3.045.264)
Deposits and other assets		1.100.902
Merge of unconsolidated subsidiary	(301.117)
Restricted cash	(11.175.906)
Reemboursements loans to directors		11.734.087
Debt issuance costs	(3.787.816)	(53.668.500)
Proceeds from the exercise of share options		95.076
Proceeds from exercise of warrants	789.876	18.795
Issuance of share capital		654.321.499
Share issuance costs	(4.785.407)
Proceeds from borrowings of long term debt	30.855.027
Payments of long term debt	(6.420.931)	(561.736.922)
Early extinguishment of long term debt	(41.499.549)	(62.158.822)
Net cash provided by (used in) financing activities	41.754.015	15.393.483
Net Change in Cash and cash equivalents	(256.698.094)	(104.033.259)
CASH AND CASH EQUIVALENTS, beginning of year	415.835.350	159.137.256
CASH AND CASH EQUIVALENTS, end of year	159.137.256	55.103.997

EXHIBIT B

JAZZTEL STRENGTHENS ITS BOARD AND MANAGEMENT TEAM WITH THE APPOINTMENT OF ROBERTO DE DIEGO AROZAMENA AS CEO

Madrid, February 5th, 2003 – Jazztel p.l.c. (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ), announced today that the Board of Directors has appointed Roberto de Diego Arozamena as new managing director and member of the Board of Jazztel plc and as consejero delegado of Jazztel S.A. The current CEO, Antonio Carro has been appointed to the post of executive vice-chairman.

The Board of Directors of Jazztel has approved a new management structure geared to adapting the company to the current competitive environment. This new structure follows the successful end to the company’s financial restructuring. In his new role, Mr. de Diego will oversee Jazztel’s communication businesses, including all voice, data and Internet services. Massimo Prelz, chairman of Jazztel, plc, said: “I am delighted that Roberto is joining our leadership team. He brings a wealth of experience in the sector, gained both in Spain and Europe, and he is well qualified to work with Antonio and me to take the business to the next level”.

Roberto de Diego Arozamena comes to Jazztel from BT, where he most recently served as president BT Ignite Europe. Previous to that, Roberto has been president of Sales and Service for BT Ignite and CEO of BT’s Spanish subsidiary. From 1993 to 1999 he worked for NCR in Spain and Europe.

Antonio Carro said: “Roberto is a great addition to Jazztel as he brings broad management skills and exceptional telecommunications experience to the company”.

With this appointment the Jazztel Board of Directors will be composed by Massimo Prelz, Antonio Carro, Bill Collatos, Joaquim Molins, Eduardo Merigó, Luis Velasco and Roberto de Diego Arozamena.

About JAZZTEL

Jazztel p.l.c., (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ) is an infrastructure based data and telecommunications operator with activities in Spain and Portugal. The company provides broadband solutions for data, Internet and voice services to small and medium sized businesses in the Iberian Peninsula. The company has completed his vast telecommunication network in over 100 metropolitan areas and business parks in Spain and Portugal. The access networks, linked by a long-distance network, are constituting one of Europe’s fastest data and Internet telecommunication networks with transmission capacity of up to 720 gigabits. The company was founded in 1997. Jazztel also holds nationwide fixed wireless access licenses in Portugal and Spain, in the last case through Banda 26, a subsidiary of the Group.

Contact: www.jazztel.com
Investor Relations	Andrew Hazell
Tel: 34 91 291 7200	Press Relations
Jazztel.IR@jazztel.com	Tel: 34 91 131 9570

This notice does not constitute an offer for sale of any securities in the United States or elsewhere.  Any securities to be offered in the future may not be offered or sold in the United States unless registered under the United States Securities Act of 1933 or an applicable exemption from the registration requirements of such Act is available.  Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that prospectus will contain detailed information about the company and management, as well as financial statements.

Certain statements in this release are forward-looking statements that are subject to material risks and uncertainties. Those statements are made pursuant to the safe harbour provisions of the Private Security Litigation Reform Act of 1995. Actual results could differ materially from those stated or implied by such forward-looking statements due to risks and uncertainties associated with the proposed recapitalisation and with our businesses, which include among others, competitive and technological developments, risks associated with the Company’s growth, construction delays, the development of the Company’s markets, regulatory risks, dependence on its major customers and their spending patterns, general economic conditions, availability of financing and other risks which are presented in the Company’s filings with the US Securities and Exchange Commission, including its annual report on Form 20-F and reports on Form 6-K, and certain European regulatory authorities.